
May 6, 2021

Dan Adika
Chief Executive Officer
WalkMe Ltd.
1 Walter Moses St.
Tel Aviv 6789903, Israel

>   **Re: WalkMe Ltd.**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted April 23, 2021**
>   **CIK No. 0001847584**

Dear Mr. Adika:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Consolidated Financial Statements
Note 10 - Subsequent Events, page F-34

1.   Please revise to disclose an estimate of the amount of expense you expect to recognize for the options granted after year end and the timeframe over which you expect to recognize it. Refer to ASC 855-10-50-2(b).

       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Technology

cc: Tad Freese, Esq.